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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilder Gagnon Howe & Co. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 Broadway
(No. and Street)

New York (City) N.Y. (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

300 Madison Ave (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman Benzaquen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilder Gagnon Howe & Co. LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

LORRAINE F. HOFFMAN
Notary Public, State of New York
No 2902300
Qualified in Nassau County
Commission Expires 6-30-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gilder Gagnon Howe & Co. LLC
Consolidated Statement of Financial Condition
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
Gilder Gagnon Howe & Co. LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Gilder Gagnon Howe & Co. LLC (the "Firm") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2006

Gilder Gagnon Howe & Co. LLC
Consolidated Statement of Financial Condition
December 31, 2005

Assets	
Receivable from clearing broker	$ 51,553,496
Furniture, equipment, aircraft and leasehold improvements, at cost, net of accumulated depreciation and amortization of $16,111,616	5,585,957
Cash	839,624
Securities owned, at market value	108,720
Other assets	404,884
Total assets	$ 58,492,681
Liabilities and Members' Capital	
Liabilities	
Accrued compensation	$ 6,546,172
Accrued unincorporated business tax	2,750,000
Profit sharing plan	2,514,951
Accounts payable and accrued expenses	1,403,322
Accrued sales tax payable	1,400,000
Notes payable	1,043,921
Total liabilities	15,658,366
Commitments and contingencies (Note 6)	
Members' capital	42,834,315
Total liabilities and members' capital	$ 58,492,681

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization and Nature of Operations

Gilder Gagnon Howe & Co. LLC (the "Firm") is a New York limited liability corporation. The Firm is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Firm is also a member of the National Association of Securities Dealers, Inc. ("NASD") and the New York Stock Exchange ("NYSE").

The Firm manages investments for individual customers on a discretionary basis. It earns income from commissions charged to customers, and effects transactions in listed and unlisted securities, options and commodities. The Firm introduces all of its customer transactions, which are not reflected in these financial statements, to a clearing broker, which clears such transactions on a "fully disclosed" basis. The clearing broker has procedures to maintain collateral for such customers' margin loans. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Firm for uncollateralized margin loans receivable, as the Firm is responsible for maintaining margin in each customer's margin account to the satisfaction of the clearing broker. The clearing broker may also charge the Firm for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Firm has no maximum amount and applies to all trades executed through the clearing broker, the Firm believes there is no maximum amount assignable to this right. At December 31, 2005, the Firm has recorded no liabilities with regard to the clearing broker's right.

In addition, the Firm has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Firm monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

2. Significant Accounting Policies

Principles of Consolidation

The Firm's wholly-owned subsidiaries were established for operating purposes. The consolidated financial statements include the accounts of the Firm and its wholly-owned subsidiaries In Pursuit, LLC and Onward and Upward, LLC. The subsidiaries are single member limited liability companies in which Gilder Gagnon Howe & Co LLC has a 100% interest. All material intercompany amounts are eliminated in consolidation.

Cash

The Firm maintains its cash in one major financial institution.

Receivable from Clearing Broker

Receivable from clearing broker represents cash balances on deposit with, and commissions and interest receivable from, the Firm's clearing broker. The Firm is subject to credit risk should the clearing broker be unable to repay the receivable from clearing broker balance reflected on the statement of financial condition, however the Firm does not anticipate non-performance by this counterparty. The carrying value of the receivable from clearing broker approximates the fair value as the balance is short-term and interest bearing.

Securities Transactions

Securities transactions are recorded on a trade-date basis at market value; commission revenues and expenses are recorded on a settlement-date basis, which is not materially different from a trade-date basis.

Furniture, Equipment, Aircraft and Leasehold Improvements

Furniture, equipment and aircraft are depreciated over their estimated useful lives using the double-declining-balance method. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated life of the improvement using the straight-line method.

Financial Instruments

The fair values of the Firm's financial instruments approximate their carrying values due to their short-term nature (receivables, payables) or repricing characteristics (notes payable).

Income Taxes

The Firm provides for local unincorporated business taxes and New York State sales tax. Other income taxes have not been provided, as the members are individually responsible for such taxes on their respective share of the Firm's net income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Furniture, Equipment, Aircraft and Leasehold Improvements

A summary of the components of furniture, equipment, aircraft and leasehold improvements at December 31, 2005 are as follows:

Furniture	$ 7,989,229
Equipment	844,048
Aircraft	5,816,475
Leasehold improvements	7,047,821
	21,697,573
Accumulated depreciation and amortization	16,111,616
	$ 5,585,957

4. Notes Payable

At December 31, 2005, the Firm's notes payable of $1,043,921 includes a note of $814,796 due October 1, 2007 and another note of $229,125 due October 22, 2007. The interest rate on the notes is LIBOR plus 100 basis points. The notes require monthly payment of interest and principal, with annual aggregate principal amounts of approximately $75,000 due each year through October 1, 2007, with balloon payments due at the maturity of each of the respective notes. Both notes are guaranteed by one of the managing members of the Firm and are collateralized by FAA-recorded first chattel mortgage liens. The notes contain debt covenants which restrict the Firm from guaranteeing additional obligations.

5. Profit-Sharing Plan

The Firm has a profit-sharing plan for all full-time eligible employees. The 2005 Firm contribution is an amount equal to 20% of the compensation earned by eligible employees during 2005, limited to the maximum $42,000 per individual employee allowable under United States Treasury Department regulations.

6. Commitments and Contingencies

The Firm is obligated under noncancelable leases for office spaces which expire on April 30, 2007 and January 31, 2010. In addition, during 2005 the firm subleased office space and office equipment under operating leases which expire on November 30, 2007 and November 21, 2010, respectively. Each lease contains a provision for escalation based on certain increases in costs incurred by the lessor. Minimum future annual rental commitments under the noncancelable operating leases are as follows:

Year Ending December 31,	
2006	$ 1,096,309
2007	1,050,486
2008	964,935
2009	964,935
2010 and thereafter	95,845
Total minimum future rental payments	$ 4,172,510

7. Regulatory Requirements

The Firm is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) and the Commodity Futures Trading Commission's Regulation 1.17, which both require the maintenance of minimum net capital, as defined. The Firm has elected to use the alternative method permitted by these rules, under which the Firm's greatest minimum net capital requirement is $250,000. At December 31, 2005, the Firm had net capital, as defined, of approximately $36,803,310, which was $36,553,310 in excess of the minimum net capital rule requirement.

The Firm had no regulated commodity customers' accounts open on its books at December 31, 2005; therefore, a schedule of segregation requirements and funds in segregation has not been prepared.

The Firm claims exemption under the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis with its clearing broker, and promptly transmits all customer funds and securities to the clearing broker.

8. Subsequent Event

On January 27, 2006, the Firm received approval from the Securities and Exchange Commission to act as an Investment Adviser.